UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KVH INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

482738101
(CUSIP Number)

Adam Tarkan
c/o Black Diamond Capital Management L.L.C.
2187 Atlantic Street, 9th Floor
Stamford, CT 06902
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 482738101	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,298,597

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,298,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,298,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13D
CUSIP No: 482738101	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,298,597

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,298,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,298,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No: 482738101	Page 4 of 6 Pages
Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2022 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of KVH Industries, Inc. (the “Company”), whose principal executive offices are located at 50 Enterprise Center, Middletown, RI 02842.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 3, 2023, the Reporting Persons entered into a cooperation agreement (the “Agreement”) with the Company. Pursuant to the Agreement, the Board of Directors of the Company (the “Board”) agreed, among other things, (i) to nominate and support Mr. Deckoff as a Class III director at the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”), subject to certain conditions and (ii) to grant to the Reporting Persons a waiver under the stockholder rights plan (the “Rights Plan”) adopted by the Company on August 18, 2022 allowing the Reporting Persons to acquire up to 25% of the Company’s outstanding Shares (inclusive of those already owned by the Reporting Persons) without being deemed an “Acquiring Person” under the Rights Plan, subject to certain conditions.  The Agreement includes a voting commitment and customary standstill and related provisions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit C to this Amendment No. 1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a-b) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
Black Diamond	3,298,597	17.20%	19,181,956
Mr. Deckoff	3,298,597	17.20%	19,181,956

1 The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2 This figure is based upon information in the Company’s quarterly report on Form 10-Q, filed December 6, 2022, indicating that, as of December 1, 2022, there were 19,181,956 Shares outstanding.

SCHEDULE 13D
CUSIP No: 482738101	Page 5 of 6 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:          Cooperation Agreement, dated February 3, 2023, by and among KVH Industries, Inc., Black Diamond Capital Management, L.L.C., Stephen H. Deckoff and the Investor Group Designees (as defined therein) (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on February 3, 2023).

SCHEDULE 13D
CUSIP No: 482738101	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2023

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
/s/ Stephen H. Deckoff
Stephen H. Deckoff
Managing Principal
STEPHEN H. DECKOFF
/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).